

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Bravo Brio Restaurant Group, Inc.
Saed Mohseni
President and CEO
777 Goodale Boulevard, Suite 100
Columbus, OH 43212

Re: Bravo Brio Restaurant Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 13, 2010
File No. 333-167951

Dear Mr. Mohseni:

We have reviewed your responses to the comments in our letter dated July 29, 2010 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. We note you response to our prior comment 4 and reissue in part. Please revise to eliminate marketing language throughout your prospectus, which includes terms or phrases such as "high-quality" on page 1 and elsewhere. In addition, please provide a more extensive definition of "upscale affordable" when you mention this phrase in the registration statement for the first time.

2. We note your response to our prior comment 5 and reissue in part. Please revise your disclosure to provide a basis for the following assertions or beliefs, or revise to remove the relevant statements:
    *   the use of "discounting programs" by many of your competitors on pages 4, 43 and 62,
    *   the "strong unit economics" and "proven track record of financial results and broad guest appeal" that your believe provide significant growth potential on pages 4, 43 and 62; and
    *   the "highest quality food, service, and ambiance when compared to [y]our national competitors" on pages 2 and 60.

3. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4. Provide a currently dated consent from the independent public accountant in the amendment.

Industry and Market Data, page ii

5. We note your response to our prior comment 11; however, please delete the fourth
    sentence in the second full paragraph on page ii.

Prospectus Summary, page 1

6. We note your response to our prior comment 13. However, it appears that you only partially
    addressed our comment. Please revise your disclosure here and in the business section on
    page 59 to disclose the percentage change in net income and ensure that net income is
    given prominence over adjusted EBITDA by disclosing net income prior to adjusted
    EBITDA.

7. We note your response to our prior comment 14. However, it appears that you only partially
    addressed our comment. In the paragraph in which you disclose growth in adjusted
    EBITDA from 2005 to 2009, you also state that you have demonstrated your growth and
    the viability of your brands in a wide variety of markets in the U.S. For balance, please
    revise this paragraph to disclose the cumulative percentage change in average sales per
    comparable restaurant over the corresponding period.

Changes in food availability and costs, page 16

8. We note your response to our prior comment 20 and your Distribution Agreement with
    Distribution Market Advantage, Inc. filed as Exhibit 10.14 to your registration statement.
    Please clarify to us your reference to Lindey's restaurant on page 1 of the agreement as it
    does not appear that you own this restaurant.

Significant Accounting Policies, page 54

9. We note your response to our prior comment 30. Although you state that assessing
    impairment of long-lived assets requires the use of estimates and assumptions, you do not
    specifically state these estimates and assumptions you made. Please expand and enhance
    disclosures in Critical Accounting Policies to supplement, not duplicate, the description
    of the accounting policy that is already disclosed in the notes to the financial statements.
    While accounting policy notes in the financial statements generally describe the method
    used to apply an accounting principle, the discussion in MD&A should present your
    analysis of the uncertainties involved in applying a principle at a given time or the
    variability that is reasonably likely to result from its application over time. Please note
    that our comment used your disclosure under impairment of long-lived assets as an
    example; however, our comment was intended for all your critical accounting estimates.
    As such, please revise accordingly. Refer to FR-72 and FR-60 for guidance.

Business, page 59

Our Business Strengths, page 60

10. We note your response to our prior comment 31. Your disclosure of cash on cash returns appears to be made in the context of supporting your assertion of compelling unit economics. However, you also refer more broadly to the returns on invested capital of your company. In this regard, our comment was intended to result in disclosure of your company's return on invested capital rather than cash on cash returns at recently opened units. Please revise here and in the prospectus summary on page 4 to disclose your company's return on invested capital for each of the fiscal years 2007 to 2009. Also, please revise to include your calculation of ROIC. In this regard, we note that as of December 27, 2009, approximately $118 million and $111 million of debt capital and equity capital, respectively, had been invested in your company.

11. Please substantiate your assertions that you are a preferred tenant and the multi-location Italian restaurant company of choice for national and regional real estate developers and that you are often able to negotiate favorable lease terms or remove, as appropriate.

Sourcing and Supply, page 65

12. We note your response to our prior comment 35 and reissue in part. Please expand the description of your competitors on page 18 and 70 to clarify whether you compete not only based on your locations but also by type of cuisine. For example, disclose whether you consider other national Italian restaurants to be your competitors, and if so which ones are most significant.

Equity Compensation, page 84

13. We note your response to our prior comment 39 and reissue. Please reconcile your disclosure on pages 84, 87 and 88 relating to outstanding options with the number of shares you disclosed on page 38. On page 84 you state that Mr. Mohseni and Mr. Doody did not receive options under your 2006 Plan; however, from your disclosure on page 88 it appears that Mr. Mohseni and Mr. Doody received option awards. Please revise or advise.

Director Compensation, page 90

14. We note your response to our prior comment 41; however, please further revise this section to clarify Mr. Doody's compensation arrangement. Refer to Item 402(k)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynnwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Carmen J. Romano, Esq.
        James Lebovitz, Esq.
        Derick S. Kauffman, Esq.
        (215) 655-2510